Contact

www.linkedin.com/in/joe-caldera-b49310266 (LinkedIn)

Joe Caldera

Co-founder of Trilogy Sanctuary ~ Co-founder of Pacha
San Diego, California, United States

Experience

Trilogy Sanctuary
13 years

Chief Executive Officer
October 2013 - Present (13 years)
San Diego, California, United States

Co-Founder
2013 - Present (13 years)

PACHA
Co-Founder
January 2020 - Present (6 years 9 months)